November 16, 2010
By EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:	JWC Acquisition Corp. Registration Statement on Form S-1 File No. 333-168798 (the “Registration Statement”)
Mr. Reynolds:
On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 16, 2010, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above to address the Staff’s comments and is supplementally providing you with a copy of Amendment No. 5, which is marked to show changes against Amendment No. 4.
General
1.	We note your response to prior comment one from our letter dated November 10, 2010 and the revised exhibits index. Please file executed copies of these agreements. Please note that we will need sufficient time to review the executed version.
Response: In connection with our previous response number 1 to the Staff’s comment letter dated November 10, 2010, the Company supplementally advises the Staff that it has filed updated executed versions of exhibits 10.2, 10.3 and 10.4 to the Registration Statement.
Signatures
2.	Please include the introductory paragraph from Form S-1 immediately prior to the signatures of your officers and directors in their personal capacities. It appears this language was removed previously.
Response: Please see page S-1 for the requested language.

Mr. John Reynolds
November 16, 2010

Exhibits
Exhibit 5.1
3.	Consistent with comment letter response number 15 of your October 26, 2010 letter, please file a signed and dated legality opinion.
Response: The Company respectfully acknowledges the Staff’s comment, and has filed a signed and dated legality opinion as exhibit 5.1 to Amendment No. 5.

Mr. John Reynolds
November 16, 2010

     Please call the undersigned if you have any questions or additional comments.

Very truly yours,
/s/ Bernard S. Kramer

Bernard S. Kramer

cc:	Adam Suttin Joel Rubinstein Bruce Mendelsohn